Exhibit 99.2

Alejandro Ochoa and Executive Investment Partners, LLC each Acquire Securities of
Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.)

Vancouver, Canada, January 16, 2017 – Alexander Ochoa and Executive Investment Partners, LLC (each, an “Acquiror ”) announced that on January 16, 2017, each of the Acquirors acquired 12,000,000 Class A common shares (24,000,000 in total; collectively, the “Shares”) in the capital of the Tower One Wireless Corp. (the “Issuer”) (formerly Pacific Therapeutics Ltd.) under a Share Exchange Agreement. In consideration for the Shares, the Acquirors each transferred 12,000,000 common shares in the capital of Tower Three SAS, a Colombian corporation, to the Issuer in a reverse takeover transaction (“RTO”). The Acquirors acted independently of each other, as opposed to jointly and in concert, with respect to the acquisition of their shares under the RTO.

The Shares are subject to certain performance and time-based escrow restrictions under an Escrow Agreement, with Computershare Trust Company of Canada (the “Escrow Agreement”). The Class A common shares of the Issuer are listed for trading on the Canadian Securities Exchange (the “CSE”), and the RTO transaction was completed in accordance with the policies of the CSE.

The Escrow Agreement also provides that Mr. Ochoa has been granted the power to vote an additional 6,000,000 Class A common shares of the Issuer for a period of up to three (3) years.

In accordance with applicable securities laws, each of the Acquirors may, from time to time and at any time, acquire additional common shares of the Issuer and/or other equity, debt or other securities or instruments (collectively, “Securities”) of the Issuer in the open market or otherwise, and they reserve the right to dispose of any or all of their Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of the Issuer and other relevant factors, subject to applicable escrow restrictions. A copy of the early warning reports filed by each of the Acquirors in connection with the RTO is available on SEDAR under the Issuer’s profile. This press release is issued under the early warning provisions of Canadian securities legislation.

Forward-Looking Information

This press release contains forward-looking information based on current expectations. Statements about the acquisition or disposition of securities of the Issuer by the Acquirors, among other things, are all forward-looking information. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, and other factors, many of which are beyond the control of the Issuer. Risk factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things: changes in laws, general economic and business conditions; and changes in the regulatory regime. The final exchange bulletin will not be issued if the CSE determines that the Issuer has not met the conditions set out in the CSE’s conditional approval letter. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.

The Canadian Securities Exchange has not reviewed, nor approved, the contents of this release.